Wireless Age Communications, Inc.
                                13980 Jane Street
                                  King City, ON
                                 L7B 1A3 Canada

February 7, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Attention: Filing Desk
Re:
         Wireless Age Communications, Inc.
         Registration Statement on Form S-3
         File Nos. 333-120039 (the "Registration Statement")

Ladies and Gentlemen:

      Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Wireless Age Communications, Inc. (the "Company") hereby applies for the withdrawal of the Registration Statement, together with all exhibits thereto, filed with the Securities and Exchange Commission (the "Commission") on October 28, 2004.

      The Company is not currently eligible to file an amendment to the Registration Statement on Form S-3 and therefore the Company is withdrawing the Registration Statement in order to address the Commissions comments and register the securities on a new registration statement on Form SB-2 which the Company expect to file as of even date herewith or as soon as reasonably possible hereafter. The Registration Statement was not declared effective and no securities were issued or sold pursuant thereto.

      The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

      Please provide the Company and its counsel with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

      If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact the undersigned at (905) 833-0808 extension 218 or Travis L. Gering, Esq. of Wuersch & Gering LLP at (212) 509-5050 extension 223.

Sincerely,
/s/  Gary S. Hokkanen
Gary S. Hokkanen
Chief Financial Officer